UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On December 23, 2024, Mr. Luo Hua (“Mr. Luo”) resigned as our Chief Operating Officer and director of the board of directors (the “Board”) of Lion Group Holding Ltd. (the “Company”), effective from December 24, 2024. Mr. Luo’s resignation is not the result of any disagreement with the Company or the Board. Mr. Luo will continue to serve as a director and Responsible Officer of Lion Futures Limited, as well as Chief Executive Officer and Director of Lion International Financial (Singapore) Pte Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lion Group Holding Ltd.

By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer

Date: December 31, 2024

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